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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 13E-3
              Rule 13e-3 Transaction Statement under Section 13(e)
                         of the Securities Act of 1934

                                (Amendment No. 6)

                            NTS-Properties Plus Ltd.
                              (Name of the Issuer)

                            NTS-Properties Plus Ltd.
                        NTS - Properties Plus Associates
                      (Name of Person(s) Filing Statement)

                          Limited Partnership Interests
                         (Title of Class of Securities)

                                    629421108
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                       of NTS - Properties Plus Associates
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
      (Name, Address and Telephone Numbers of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                    Copy to:

                             Mark R. Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

     This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14-101) or Rule 13e-3 (C) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [X] A tender offer.

     d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: |X|


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     This  Amendment  No. 6  supplements  and amends the Rule 13e-3  Transaction
Statement on Schedule 13E-3 (the "Original Statement") filed jointly by NTS-Properties Plus Ltd. (the "Partnership") and NTS-Properties Plus Associates (the "General Partner") in connection with an Offer to Purchase dated November 30, 2000 (the "Offer to Purchase") by ORIG, LLC ("ORIG"), a Kentucky limited liability company and affiliate of the Partnership and the General Partner. The Original Statement was subsequently amended by filing Amendment No. 1 on February 14, 2001, Amendment No. 2 on March 6, 2001, Amendment No. 3 on March 13, 2001, Amendment No. 4 on March 23, 2001 and Amendment No. 5 on April 10,
2001. Hereafter, all references to the Original Statement shall refer to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. The Original Statement and this Amendment No. 6 relate to an offer by ORIG to purchase up to 611,266 limited partnership interests in the Partnership at $1.30 per Interest which expired at 12:00 midnight, Eastern Standard Time, on April 30, 2001. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated November 30, 2000 and the related Letter of Transmittal (which together constitute the "Offer") were included as exhibits to the Original Statement.

     This Amendment constitutes the sixth and final amendment to the Original Statement in accordance with Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and General Instruction H to Schedule TO. This amendment is intended to satisfy the reporting requirements of Section 13(d) of the Exchange Act with respect to all securities acquired by the ORIG, LLC pursuant to the Offer. The Offeror purchased 211,214.25 Interests without proration. By Press Release dated April 30, 2001 the Partnership announced: (i) that the Offer had terminated as of April 30, 2001; and (ii) the final results of the Offer. The Press Release is attached hereto as Exhibit (a)(8).


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     1) Names of Reporting Persons, I.R.S.  Identification Nos. of Above Persons
(entities only): ORIG, LLC ("ORIG")

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     2) Check the Appropriate Box if a Member of a Group (See Instructions)
        a.       |X|
        b.       |_|

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     3) SEC Use Only

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     4) Sources of Funds (See Instructions): BK

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     5) Check if Disclosure of Legal  Proceedings is Required  Pursuant to Items
2(e) or 2(f):                                                                |_|

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     6) Citizenship or Place of  Organization:  ORIG, LLC is a Kentucky  limited liability company.

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     Number of Shares Beneficially Owned by Each Reporting Person with:

     7)       Sole Voting Power:         228,080.25
     8)       Shared Voting Power:       243,598.25
     9)       Sole Dispositive Power:    228,080.25
     10)      Shared Dispositive Power:  243,598.25

--------------------------------------------------------------------------------

     11) Aggregate  Amount  Beneficially  Owned by Each Reporting  Person:  ORIG
beneficially   owns   243,598.25  of  the  limited   partnership   interests  in
NTS-Properties Plus Ltd. (the "Partnership"). (1)

--------------------------------------------------------------------------------

     12) Check if the Aggregate  Amount in Row 11 Excludes  Certain  Shares (See
Instructions):                                                               |_|

--------------------------------------------------------------------------------


     13) Percent of Class Represented by Amount in Row 11: 37.85%

--------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instruction): 00

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     (1) ORIG  disclaims  beneficial  ownership  of  15,518  of these  Interests consisting of: (i) 15,513 Interests owned by Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"); and (ii) 5 Interests owned by the General Partner.


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     1) Names of Reporting Persons, I.R.S.  Identification Nos. of Above Persons
(entities only): J.D. Nichols

--------------------------------------------------------------------------------


     2) Check the Appropriate Box if a Member of a Group (See Instructions)
        a.       |X|
        b.       |_|

--------------------------------------------------------------------------------

     3) SEC Use Only

--------------------------------------------------------------------------------

     4) Sources of Funds (See Instructions): BK

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal  Proceedings is Required  Pursuant to Items
2(e) or 2(f):                                                                |_|

--------------------------------------------------------------------------------

     6) Citizenship or Place of Organization: J. D. Nichols is a citizen of the U.S.A.

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     Number of Shares Beneficially Owned by Each Reporting Person with:

     7)       Sole Voting Power:         228,080.25
     8)       Shared Voting Power:        15,518.00
     9)       Sole Dispositive Power:    228,080.25
     10)      Shared Dispositive Power:   15,518.00

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     11) Aggregate Amount  Beneficially  Owned by Each Reporting  Person:  J. D.
Nichols beneficially owns 243,598.25 of the limited partnership interests in the Partnership.(1)

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     12) Check if the Aggregate  Amount in Row 11 Excludes  Certain  Shares (See
Instructions):                                                               |_|

--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row 11: 37.85%

--------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instruction): IN

--------------------------------------------------------------------------------


     (1) Mr. Nichols disclaims beneficial ownership of 38,326.03 of these Interests, consisting of: (i) 15,513 Interests owned by Ocean Ridge; (ii) 5 Interests owned by the General Partner; and (iii) 22,808.03, or 10%, of the Interests owned by ORIG.


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--------------------------------------------------------------------------------


     1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only): Brian F. Lavin

--------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)
        a.       |X|
        b.       |_|

--------------------------------------------------------------------------------

     3) SEC Use Only

--------------------------------------------------------------------------------

     4) Sources of Funds (See Instructions): BK

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal  Proceedings is Required  Pursuant to Items
2(e) or 2(f):                                                                |_|

--------------------------------------------------------------------------------

     6) Citizenship or Place of Organization: Brian F. Lavin is a citizen of the U.S.A.

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     Number of Shares Beneficially Owned by Each Reporting Person with:

     7)       Sole Voting Power:         0
     8)       Shared Voting Power:       243,598.25
     9)       Sole Dispositive Power:    0
     10)      Shared Dispositive Power:  243,598.25

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     11) Aggregate Amount Beneficially Owned by Each Reporting Person: Mr. Lavin
beneficially owns 243,598.25 of the limited partnership interests in the Partnership. (1)

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     12) Check if the Aggregate  Amount in Row 11 Excludes  Certain  Shares (See
Instructions):                                                               |_|

--------------------------------------------------------------------------------


     13) Percent of Class Represented by Amount in Row 11: 37.85%

--------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instruction): IN

--------------------------------------------------------------------------------


     (1) Mr. Lavin disclaims beneficial ownership of 220,790.23 of these Interests, consisting of: (i) 15,513 Interests owned by Ocean Ridge; (ii) 5 Interests owned by the General Partner; and (iii) 205,272.23, or 90%, of the Interests owned by ORIG.


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Item 8.  Interest in Securities of the Subject Company.

     Reference is hereby made to cover pages 3-5 hereto, which are incorporated herein by reference.

     Except for the purchase of 211,214.25 Interests for $1.30 per Interest by the Offeror as of April 30, 2001 pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past sixty (60) business days by the Offeror, the Partnership, the General Partner, Ocean Ridge, Mr. Nichols or Mr. Lavin, or any other associate or subsidiary of any such person.

Item 16.  Material to be Filed as Exhibits.

     The response to Item 16 of the Schedule 13E-3 is hereby supplemented and amended as follows:


     (c)(10) Press Release by ORIG dated April 30, 2001 announcing that the Offer had Terminated as of April 30, 2001 (incorporated by reference to Exhibit
(c)(10) to Amendment No. 6 to Tender Offer Statement on Schedule TO filed by ORIG, LLC, J.D. Nichols and Brian Lavin on May 8, 2001).


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    May 8, 2001            NTS-PROPERTIES PLUS, LTD., a Florida limited
                                partnership

                                By:  NTS-Properties Plus Associates


                                By:/s/ J. D. Nichols
                                ------------------------------------------------
                                J.D. Nichols, Managing General Partner


                                NTS-PROPERTIES PLUS ASSOCIATES


                                By: /s/ J. D. Nichols
                                ------------------------------------------------
                                J. D. Nichols, Managing General Partner


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                                    EXHIBITS


Exhibit
Number                    Description
------                    -----------

(c)(10) Press Release by ORIG dated April 30, 2001 announcing that the Offer had Terminated as of April 30, 2001 (incorporated by reference to Exhibit (c)(10) to Amendment No. 6 to Tender Offer Statement on Schedule TO filed by ORIG, LLC, J.D. Nichols and Brian Lavin on May 8, 2001).


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                                                                 EXHIBIT (c)(10)




                   Press Release by ORIG dated April 30, 2001




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